Exhibit 99.4

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

EXHIBIT C

Minutes of the Meeting of the Board of Directors

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

EXHIBIT D

Minutes of the Fiscal Council Meeting

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

EXHIBIT E

Information about the Appraiser

(Exhibit L of Resolution CVM No. 81/22)

1.	List the appraiser recommended by management

Apsis Consultoria e Avaliações Ltda, a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, CEP 20021-290 (the “Appraiser”)

2.	Describe the qualification of recommended appraiser

The Appraiser was selected for the work described here considering its wide and notable experience in preparing reports and appraisals of this nature.

3.	Provide a copy of the recommended appraiser’s work and compensation proposal

See attached proposal (Exhibit F).

4.	Describe any relevant relationship existing in the last 3 (three) years between the recommended appraiser and parties related to the company, as defined by the accounting rules that address this matter.

Not applicable, since there was no relevant relationship between the Appraiser and parties related to the Company.